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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of  23 October 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	23 October 2003
Number	32/03

BHP BILLITON QUARTERLY REPORT ON EXPLORATION

AND DEVELOPMENT ACTIVITIES

July 2003 - September 2003

This report covers exploration and development activities for the quarter ended 30 September 2003. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent, and references to quarters are based on calendar years.

Of the 14 projects currently under construction, 12 are currently within Board approved expenditure limits and are tracking on or ahead of schedule. The exceptions are Minerva and the ROD Integrated development.

PETROLEUM DEVELOPMENT

Atlantis Development, Gulf of Mexico, USA (BHP Billiton 44%, non-operated)

BHP Billiton completed full capital allocation for the Atlantis project in February 2003. Our share of total project expenditure is US$1.1 billion. During the quarter, fabrication of the facilities topsides continued on all three production modules. Qualification testing of critical subsea components was progressed, as was detailed design of the hull. The project remains on budget and on schedule for first production in the third quarter of 2006.

OHANET Development, Algeria (BHP Billiton 45%, joint operating organisation comprising BHP Billiton/SONATRACH)

The OHANET Development consists of the development of four gas-condensate reservoirs in the Illizi Basin in southern Algeria. The project will provide a gas treatment facility with a capacity of 20 million standard cubic metres per day fed by 47 production wells, of which 32 will be new and 15 will be re-completions of existing oil producers. 3D seismic data across all reservoirs has been processed and incorporated into the reservoir models. A total of 28 new wells have been drilled and completed and 15 existing wells re-completed. The last four wells have been deferred to allow three to four years of production history to be gathered. Construction is complete and the plant is undergoing advanced commissioning and testing, including of the gas and liquids export systems. BHP Billiton's share of capital expenditure is US$464 million.

Mad Dog Development, Gulf of Mexico, USA (BHP Billiton 23.9%, non-operated)

BHP Billiton announced its sanction of the Mad Dog field in February 2002, approving up to US$335 million for development of the Gulf of Mexico oil and gas field. Construction continues on the hull (in Finland) and topsides (in the USA), with an estimated 70 per cent of the work complete at the end of September 2003. The project is within budget (BHP Billiton share US$335 million), and first production remains on schedule for the end of calendar year 2004.

Greater Angostura Development, Trinidad (BHP Billiton 45%, operated)

In March 2003, BHP Billiton approved US$327 million for the first development phase of the Greater Angostura oil and gas field off the northeast coast of Trinidad. During the September 2003 quarter, construction progressed on the onshore storage terminal, engineering and fabrication of the offshore facilities continued, and the first of four wellhead protection platforms was prepared for loadout and installation. Recruitment of the initial group of operations personnel was completed, with training commencing in September. First oil is scheduled for the end of calendar year 2004.

North West Shelf expansion, Australia (BHP Billiton 16.67%, non operated)

Overall progress on the fourth liquefaction processing train is 78 per cent complete and remains on schedule to start up in mid 2004. All major equipment is on site and construction is 55 per cent complete. With the completion of pipelay, the second trunkline is progressing as planned at 76 per cent complete. Tie in of the second trunkline into the existing interfield line has started. BHP Billiton's share of capital expenditure is US$247 million.

ROD Integrated Development, Algeria (BHP Billiton 36.04%, joint operating entity comprising BHP Billiton/SONATRACH)

The ROD Integrated Development consists of the development of six satellite oilfields in the Berkine Basin in eastern Algeria. The project will produce 80,000 barrels of Sahara Blend crude oil per day, with associated gas being reinjected into the reservoir together with water to provide pressure support to the reservoir. 36 development wells will be required, 10 of which will be recompletions of already drilled wells. At the end of September 2003, 18 new development wells had been completed and the 19th was well advanced. Procurement of major equipment is now complete. Erection of the piperack steelwork, tank farm construction, civil works at the Field Gathering Station (FGS) and Intermediate Field Manifolds, and the welding and tie in of pipelines are all well advanced. Over 2 million manhours have been completed at the construction site without a Lost Time Incident. Overall project progress is 67.5 per cent complete. Following a detailed project review, first production is now scheduled for the middle of calendar year 2004, resulting from delays in procurement of some equipment and materials. BHP Billiton's share of capital expenditure is US$192 million.

Minerva (BHP Billiton 90%, operated)

In September 2003, BHP Billiton changed the contractual arrangements relating to the design and construction of the Minerva development. The arrangement with the original contracting joint venture is no longer in place. Tendering for a new managing contractor to complete the gas plant has been initiated and award is scheduled for October 2003. Work on the offshore and shore crossing activities has resumed. To date, the offshore Minerva 3 and 4 production wells have been drilled and completed, and the subsea trees installed. Construction of the offshore flowline is scheduled to start towards the end of October 2003 and preparations for installation of the shore crossing section of the flowline are underway. The main length of onshore flowline has been installed. At the gas plant site bulk earthworks and foundations are largely complete. The initial target of first production in first quarter of 2004 will not be met, and in light of the changes to contractual arrangements, the project's targets are under review.

Caesar/Cleopatra Transportation Systems, Gulf of Mexico, USA (BHP Billiton interest in Caesar pipeline, 25%; interest in Cleopatra pipeline, 22%. Non-operated)

BHP Billiton acquired a 25 per cent interest in the Caesar oil pipeline and a 22 per cent interest in the Cleopatra gas pipeline which will transport product from the Mad Dog and Atlantis fields to pipelines closer to shore. Installation of the Cleopatra portion of the line is complete to a third party facility and to Mad Dog, with engineering and pipe coating activities continuing on the Caesar leg during the September 2003 quarter. Expenditure of up to US$132 million has been approved by the Board for this project. The project is on budget and on schedule to commence operation coinciding with first production at third party facilities, in advance of first hydrocarbon production from Mad Dog and Atlantis.

MINERALS DEVELOPMENT

Aluminium

Mozal 2 Expansion, Mozambique (BHP Billiton 47.11%)

Construction work on the 253,000 tonne per annum Mozal II aluminium smelter project was completed on 30 September 2003, seven months ahead of schedule. Process commissioning has proceeded well and the plant reached full production in August 2003. The final capital cost of the project was US$665 million (BHP Billiton share US$313 million), a saving of US$195 million against the original budget of US$860 million. This project is now fully operational and will no longer be included in this report.

Hillside Expansion

Main construction work on the 130,000 tonne per annum Hillside III aluminium smelter project commenced on 1 April 2002, and at the end of September 2003 overall construction work has reached 94 per cent completion. The potline production facilities have been handed over to operations and first metal production occurred on 3 October 2003, some six months ahead of schedule. Production will be ramped up progressively with full production expected by the first quarter of 2004. Expenditure to date indicates that the project will likely be completed below the budgeted US$449 million.

Base Metals

Escondida Norte, Chile (BHP Billiton 57.5%)

The development of the Escondida Norte pit, located approximately 5 kilometres north of the existing Escondida mining operations, was approved in June 2003, as part of Escondida's operating strategy to maintain copper production capacity in future years. Pre-mine waste stripping commenced during the quarter with the first blast at the new pit area on 30 September. The pre-mine pioneering contract was awarded, the contractor mobilized to site and road/drill platforms access development has commenced. External and internal recruitment activities are on schedule and operational planning is on target to meet the project milestone of start-up of the first mining shovel in December 2003. Purchase and delivery of the major mining equipment to support the pre-mine is on target. The construction phase of the project has commenced with the award of the Engineering Procurement Construction and Management contract and an immediate start on detailed engineering. Procurement of the crusher unit has progressed with an order being placed. Early construction activities are progressing in order to supply initial services to mine operations. Construction work is progressing to schedule with the target date for first ore delivery in the fourth quarter of 2005. Development costs are estimated at US$400 million (BHP Billiton share US$230 million).

Carbon Steel Materials

Products & Capacity Expansion Project (PACE), Australia (BHP Billiton 85%)

The project provides for the upgrade of the BHP Billiton rail and port facilities in a staged process to meet forecast increases in sales of iron ore. The estimated capital cost for Stage 1 is US$351 million (BHP Billiton share US$299 million).

Detailed engineering is complete and construction work continues on schedule. The project is within budget and is on track to commission ahead of original schedule in the first quarter of 2004.

Area C Project, 'C Deposit', Australia (BHP Billiton 85%)

The project provides for the development of a mine, processing plant, 38 kilometre rail spur and associated infrastructure for an operation to build up to 15 Mtpa at Area C, which is situated approximately 120 kilometres from Newman in Western Australia's Pilbara region.

Construction work is complete at both the plant and infrastructure rail and road sites. First ore was railed from Area C to the port at Nelson Point on 16 August 2003, and the first shipment of ore departed Nelson Point on 24 September 2003. Overall the project was completed within the budget of US$213 million (BHP Billiton share US$181 million) and was commissioned ahead of schedule during the third quarter of 2003, with production ramp up continuing into the fourth quarter of 2003.

Dendrobium Coal Project, Australia

The Dendrobium Mine will be a low cost underground longwall operation capable of producing 5.2 Mtpa of raw coal (3.6 Mtpa of clean coal). The main customer for the coking coal is the Port Kembla steelworks, which is located seven kilometres from the mine site.

Construction activities associated with the mine surface facilities and ventilation shaft are essentially complete. Commissioning of the coal loading facilities (Kemira Valley) is underway with the first trains loaded during September 2003. Construction activities associated with the washery upgrade and the thermal drier installation are well underway. The project is approximately 45 per cent complete with two of the three trunk conveyor belt installations being successfully commissioned.

Just over 65 per cent of the project's capital has been committed to date. The capital forecast remains unchanged at US$170 million. Forecast longwall commencement is tracking ahead of schedule and is expected in the first quarter of 2005.

Energy Coal

Mount Arthur North, Australia

The Mount Arthur North Mine will be capable of producing up to 12 million tonnes of saleable thermal coal per annum when full production is achieved in 2006. Construction activities associated with the Coal Handling and Preparation Plant are complete and in the final stages of commissioning. During the September 2003 quarter, product was supplied to both the export and domestic thermal coal markets in line with the ramp up plan.

The project is progressing to plan with final capital cost forecast to be below the approved budget of US$411 million.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 June 2003.
WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Bimurraburra-1	Trinidad Block 3(a)	30% BHP Billiton operator	Drilling ahead.
Howler-1	Trinidad Block 2(c)	64.29% BHP Billiton operator	Plugged and abandoned with hydrocarbon shows.
Neptune-5 (including 2 side tracks)	Gulf of Mexico, Atwater Valley Block 57	35% BHP Billiton operator	See News Release of 8 August 2003.
Puma-1	Gulf of Mexico, Green Canyon 823	33.3% BHP Billiton; BP operator	Drilling ahead.
Shenzi-2	Gulf of Mexico, Green Canyon 653	44% BHP Billiton operator	Drilling ahead.
Tiger-1	Gulf of Mexico, Green Canyon 195	100% BHP Billiton operator	Plugged and abandoned.
Carteret-1	Western Australia, North West Shelf WA-4-L	16.67% BHP Billiton; Woodside operator	Plugged and abandoned.
Crosby-1*	Australia, Exmouth Sub-Basin WA-12-RL	71.43% BHP Billiton operator	Oil discovery. Encountered gross oil column of 34.7 metres with 29.4 metres of net pay.
Ravensworth-1	Australia, Exmouth Sub-Basin WA-12-RL	40% BHP Billiton operator	See News at BHP Billiton release of 23 July 2003.
Van Gogh-1	Australia, Exmouth Sub-Basin WA-155-P	40% BHP Billiton operator	Plugged and abandoned. Encountered hydrocarbons.

* Drilled in December 2003 quarter.

MINERALS EXPLORATION

The exploration group of BHP Billiton Minerals continued to pursue global exploration opportunities for key commodities of interest to the group utilising both the Junior Alliance Program and in house generative capabilities.

In August 2003, BHP Billiton sold its 51% interest in the Mt Woods Joint Venture to its junior alliance partner Minotaur Resources Limited for approximately US$5 million in cash that is payable in two instalments.

During the quarter, BHP Billiton spent US$15 million on minerals exploration, of which US$13 million was expensed.

EXPLORATION EXPENDITURE

Information related to exploration expenditure will be included in the BHP Billiton first quarter results, to be released on 29 October 2003.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 23 October 2003